Exhibit 99.1

Press Release

Infosys Board Inducts Roopa Kudva as Independent Member of the Board

Mysore – February 4, 2015: Infosys (NYSE: INFY), a global leader in consulting, technology, outsourcing and next-generation services, today announced the appointment of Ms. Roopa Kudva, as an Independent Member of its Board of Directors.

Ms. Kudva is Managing Director and Chief Executive Officer of CRISIL (a subsidiary of Standard & Poor’s). She has led CRISIL’s evolution from India’s leading credit rating agency to a diversified analytical company with clients ranging from the largest investment banks of the world to tens of thousands of small firms spread across India. Under her leadership, CRISIL pioneered the rating of mid-sized and small Indian companies, launched a unique Financial Inclusion Index for India, set up research centers in Argentina, China, and Poland for global clients, and made an entry into proprietary research outside India by acquiring UK-based Coalition Development Ltd.

Earlier, Ms. Kudva led CRISIL’s ratings business, and also led CRISIL’s foray into global research and analytics. She has worked with Standard & Poor’s, Paris, as Director, Financial Institutions Ratings covering the Middle-East, Eastern Europe, and Mediterranean countries.

She regularly features in lists of the most powerful women in business compiled by prominent publications, including Fortune and Business Today. Ms. Kudva is a recipient of several prestigious awards including the ‘Outstanding Woman Business Leader of The Year’ at CNBC TV18’s ‘India Business Leader Awards 2012’, India Today ‘Corporate Woman Award 2014’ and Indian Merchants’ Chamber Ladies' Wing’s ‘Woman of the Year’ award 2013-14.

Ms. Kudva is a member of several policy-level committees relating to the Indian financial system, including committees of the Securities and Exchange Board of India and the Reserve Bank of India. She has also been a member of the Executive Council of NASSCOM. She is a regular speaker at global conferences and seminars by multilateral agencies, market participants, and leading academic institutions.

Ms. Kudva holds a postgraduate diploma in management from the Indian Institute of Management, Ahmedabad (IIM-A) and has received the ‘Distinguished Alumnus Award’ from her alma mater.

About Infosys

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.25 billion in annual revenues and 165,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and our Forms 6- K for the quarters ended June 30, 2014 and September 30, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information please contact:
Sarah Vanita Gideon Infosys Ltd, India Phone: +91 80 4156 3373 Sarah_Gideon@infosys.com